

Mail Stop 4561

January 29, 2016

Jim Frazier
Chief Executive Officer
Start Scientific, Inc.
2003 My Anns Hill
San Antonio, TX 78258

> **Re:** **Start Scientific, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 20, 2016**
> **File No. 000-52227**

Dear Mr. Frazier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Restatement of Certificate of Incorporation, page 3

1. Please revise this section of your information statement to discuss the reasons for each of the proposed changes to your certificate of incorporation. Refer to Items 11 and 12 of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

2. We note that you have twice listed your intent to increase the number of authorized shares of common stock to five billion. Your disclosure in a Form 8-K filed on January 19, 2016, however, states that the restatement to your certificate of incorporation also relates to increasing the conversion rights applicable to each share of preferred stock from 10 million to 100 million. Please revise your information statement accordingly or advise. Also revise your information statement to state clearly the number of shares of preferred stock currently authorized and to clarify, if true, that the number of shares of authorized preferred stock will remain the same after giving effect to the amendment and restatement.

3.   Please revise your disclosure to discuss the possible anti-takeover effects of the effective increase in your authorized shares. Refer to Release No. 34-15230. Also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apeteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services